

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 28, 2015

VIA E-MAIL

Morrison C. Warren
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: Incapital Unit Trust, Series 102
       File Nos: 333-205913 and 811-22581

Dear Mr. Warren:

On July 29, 2015, you filed a registration statement on Form S-6 for Incapital Unit Trust, Series 102, consisting of one underlying unit investment trust portfolio, ARK Genomic, Healthcare and Biotech Portfolio, 4Q 2015 (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we have organized our comments using headings and defined terms from the registration statement.

Investment Objective, page 2

1.   Given that the Trust will terminate in 15 months, it is unclear how it would achieve its objective of providing "long-term growth of capital." Please advise or revise.

2.   The second sentence of the investment objective describes a risk, not an objective. Please remove or relocate the sentence.

Who May Want to Invest, page 2

3.   Please rewrite the first two bulleted points in plain English.

4.   With respect to your reference to "powerful technological changes expected to influence … the performance of companies across multiple sectors," please specify which sectors you mean.

5.   With respect to your statement that "[t]he Trust is designed to be a part of a long-term investment," please explain how this is accurate given that the Trust will terminate in 15 months.

Principal Investment Strategy, pages 2-3

6. Please briefly explain the following terms: life sciences, molecular medicine, bioinformatics, instrumentation, genomic sequencing, biotechnology and agricultural biology.

Selection of Portfolio Securities, pages 3-4

7. Please explain in this section what an "investment premise or theme" is, as well as what it means for an "investment premise or theme and the elements within the premise" to be "powerful in terms of the market and magnitude of the opportunity."

8. Please explain in this section what macro-economic analysis, business cycle analysis, fundamental metrics and quantitative metrics are.

Principal Risks, pages 4-8

9. Under "Future Expected Genomic, Healthcare and Biotech Business Risk" you state that "[c]ertain issuers do not currently derive a substantial portion of their current revenues from genomic, healthcare and biotech focused businesses." Given the Trust's investment strategy, please advise why the Trust would invest in such issuers.

10. Given that a UIT must be a redeemable security, it is unclear why you have included Liquidity Risk as a principal risk of investing in the Trust. Please advise or revise.

In-Kind Distributions, page B-25

11. We note your statement that "[u]nder certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem units or when your Trust terminates." We are unable to locate where in the prospectus you have disclosed this. Please advise or revise. Please also disclose in the prospectus that shareholders will incur transaction costs in liquidating securities received, and that the securities will be subject to market risk until sold. Finally, if any securities redeemed in-kind will be illiquid, disclose that shareholders will bear the risk of not being able to sell such securities in the near term, or at all.

* * * * * *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Responses to this letter should be in the form of a pre-effective amendment accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to Trust disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of a registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions, please call me at (202) 551-6751. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at whitea@sec.gov. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely yours,

/s/ Alison White

Alison White
Senior Counsel